Lone Star Value

May 2014

Our Plan for Enhancing Stockholder Value at Hudson Global

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Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN A FUND OR INVESTMENT VEHICLE MANAGED BY LONE STAR VALUE MANAGEMENT, LLC ("LONE STAR VALUE") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF LONE STAR VALUE, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO HUDSON GLOBAL, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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It Is Time for *Change* at Hudson Global

- Hudson's shareholders have endured negative returns over the past 10 years.

- Hudson's stock performance compares poorly to its ISS peer group as shown below:

		Total Shareholder Return: HSON vs. ISS Comps			
		1-Yr	**3-Yr**	**5-Yr**	**10-Yr**
BARRETT BUSINESS SVCS INC	BBSI	2.5%	283.0%	556.1%	646.9%
CIBER INC	CBR	-7.9%	-30.7%	34.1%	-59.9%
HEIDRICK & STRUGGLES INTL	HSII	47.9%	-17.5%	21.9%	-7.4%
CDI CORP	CDI	-0.4%	33.8%	88.8%	-28.1%
GP STRATEGIES CORP	GPX	13.8%	91.0%	464.8%	369.0%
Average		11.2%	71.9%	233.1%	184.1%
HUDSON GLOBAL INC	**HSON**	2.3%	-37.4%	143.6%	-75.0%
Underperformance		-8.9%	-109.3%	-89.5%	-259.1%

Source: Bloomberg

- Hudson has suffered deep operating losses over the past 10 years, with no apparent end in sight.

- In our view, current leadership has no viable plan - interminable restructuring has cost shareholders $55.9 million with NO specific plan and NO results.

- Hudson's Board has resisted fresh perspective, maintained poor compensation practices and has entrenched itself behind shareholder-unfriendly defenses.

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Table of Contents

I.   Why We are Invested in Hudson Global

II.   History of Poor Shareholder Returns

III. Operational Underperformance

IV. Real Change is Needed Now

V.   Our Nominees are Highly-Qualified and Have Relevant
     Experience and Proven Track Records

Appendix

     Company / Industry Overview

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Why We Are Invested in Hudson Global

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Why We are Invested in Hudson Global

- We began researching Hudson in mid-2013. Our research indicates that Hudson is deeply undervalued and meaningful opportunities exist to create significant value for Hudson shareholders by adding new talent to the Hudson Board to implement and oversee strategic and operational changes.

- We believe change is warranted and necessary in light of Hudson's long history of underperformance:

  - **Negative stock price performance:** Total Shareholder Returns over the last 1, 3 and 10 years have been negative. In addition, Hudson has significantly underperformed its peers as well as the S&P 500 and Russell 2000 Indices over every time period. We believe that Hudson's stock price has suffered due to its misguided strategy and ineffective execution.

  - **Poor operating performance:** Cumulative Earnings Before Taxes (EBT) have been negative over the 1, 3, 5 and 10 year periods, vastly underperforming peers. Hudson has suffered significant erosion of its business and client base (almost 50% decline), leading to deteriorating operational results. Hudson's industry peers earn 4% EBT margins on average and Hudson has not once in 11 years hit this level.

  - **Board Tenure and Mismanagement:** The current Board is stale with only one new addition in the past 8 years (CEO Marquez in 2011). Average director tenure is almost 9 years – a time period during which Hudson's stock price has fallen precipitously.

  - **Lack of Turnaround Execution:** Hudson has been in a habitual 'turnaround mode" for it entire existence since its spin-off in 2003, continually taking exceptional charges for restructuring actions that are redacted from management's Adjusted EBITDA goals. These turnaround plans have NO details, NO set targets, NO timetables and, most importantly, NO results.

  - **Ineffective Management Incentives:** We believe Hudson's CEO compensation is poorly structured with too much guaranteed compensation and no performance targets. Poorly structured compensation (which was approved by the Compensation Committee Jennifer Laing chairs) creates no correlation between the CEO's compensation and Total Shareholder Return (TSR) or any other performance metric.

  - **Corporate Governance Issues:** We are concerned with the numerous shareholder-unfriendly measures, poor compensation practices, excessive Board compensation, poison pill and combined Chairman and CEO role. We believe Hudson's proposal to declassify its Board lacks urgency and was only suggested by the incumbents as a direct reaction to our involvement.

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Why We are Invested in Hudson Global

- For 10+ years this Board has repeatedly failed to produce shareholder value and has had no fresh perspective added to the boardroom.

- Robert Dubner and Jennifer Laing are up for election this year. Mr. Dubner has 8 years of service on the Board and during his tenure Hudson's share price has declined by 80% and the Company has reported pre-tax losses of $115 million. Ms. Laing has 10 years of service on the Board and during her tenure Hudson's share price has declined by 68% and the Company has reported pre-tax losses of $181 million.[1]

- There is no indication that results are getting better and we have no confidence that under the current leadership they ever will. Change is urgently needed at Hudson.

- We believe substantial value could be created at Hudson by a turnaround engineered by our nominees – our nominees will oversee and implement operational improvements, enhance corporate governance and properly structure executive compensation.

- Our nominees have a proven track record of generating results – <u>results at Crossroads Systems, Inc. (NASDAQ: CRDS) ("Crossroads"), Digirad Corporation (NASDAQ: DRAD) ("Digirad") and NTS, Inc. (NYSE: NTS) ("NTS") demonstrate their track records to Hudson shareholders and employees.</u>

1. Source: Bloomberg, company filings. Ms. Laing was appointed to the Hudson board on 10/15/2003 while Hudson Global stock has declined by 68.4% between that date and the closing price on 4/28/2014, during the period Q4 2013 to FY2013 Hudson has sustained pre-tax losses of $180.9MM. Mr. Dubner was appointed to the Hudson board on 4/3/2006 while Hudson Global stock has declined by 80.2% between that date at 4/28/2014, during the period Q3 2006 to FY 2013. Hudson has sustained losses of $115..04MM.

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Our Nominees Would Drive Meaningful Positive Change

- Our nominees are highly qualified and have significant <u>capital allocation and operating experience</u>, <u>corporate governance expertise</u> and <u>a strong commitment to explore all options to unlock value</u>. We believe the addition of our nominees to the Board is critical to drive real and positive change at Hudson.

Richard K. Coleman, Jr. -- President and Chief Executive Officer of Crossroads Systems, Inc., a global provider of data archive solutions, where he also serves as a director. He is also the founder and President of Rocky Mountain Venture Services, a firm that helps companies plan and launch new business ventures and restructuring initiatives. Prior to that, Mr. Coleman served in a variety of senior operational roles including CEO of Vroom Technologies Inc., Chief Operating Officer of MetroNet Communications, and President of US West Long Distance. He also previously held significant officer level positions with Frontier Communications, Centex Telemanagement and Sprint Communications. Mr. Coleman currently serves as a director of NTS, Inc., a broadband services and telecommunications company, until the completion of its pending merger with T3 North Intermediate Holdings, LLC, which is anticipated to close by May 19, 2014, and Ciber, Inc., a leading global information technology company. Mr. Coleman formerly served as a director of Aetrium Incorporated, a recognized world leader in the global semiconductor industry, and On Track Innovations Ltd., one of the pioneers of cashless payment technology. Mr. Coleman's depth of experience serving in senior executive positions and on various public company boards coupled with his extensive expertise in business development and operations well qualifies him for service as a director of the Company.

Jeffrey E. Eberwein -- Founder and CEO of Lone Star Value Management, an investment firm. Prior to that, Mr. Eberwein was a private investor and served as a portfolio manager at Soros Fund Management and Viking Global Investors. Mr. Eberwein is currently Chairman of the boards of Aetrium Incorporated, Digirad Corporation, a medical imaging company and Crossroads Systems, Inc. He also will continue to serve as a director of NTS, Inc. until the completion of its pending merger with T3 North Intermediate Holdings, LLC, which is anticipated to close by May 19, 2014. Mr. Eberwein previously served as a director of Goldfield Corporation and On Track Innovations Ltd. Mr. Eberwein's over twenty years of Wall Street experience and valuable public company and financial expertise, gained from both his employment history and directorships, will make him a valuable addition to the Board.

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History of Poor Performance: Negative Shareholder Returns

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10 Years of Deep Underperformance

Over the last one-, three- and ten-year periods, Hudson's stock price has underperformed its peers by approximately -22%, -58% and -128%, respectively. This negative performance has occurred despite significant increases in the broader equity markets as well as Hudson's self-defined peer group.

	Total Shareholder Return (1)		
	1-Year	3-Year	10-Year
S&P 500	21%	47%	105%
Russell 2000	21%	35%	153%
2013 Hudson Peer Group	**35%**	**17%**	**51%**
CDI	2%	20%	-32%
CBR	-1%	-23%	-52%
HAS LN	65%	45%	121%
HSII	57%	-9%	-9%
KELYA	26%	11%	-21%
KFRC	46%	48%	141%
KFY	77%	39%	85%
MPI LN	27%	-10%	225%
RECN	18%	-9%	-31%
RHI	37%	53%	83%
Hudson Global, Inc (HSON)	**14%**	**-42%**	**-77%**

Source: Bloomberg
1. Performance as of 4/28/2014; includes dividends reinvested

In our view, Hudson's sustained underperformance vs. peers demonstrates the need for change on Hudson's Board. Our nominees, as direct shareholder representatives and significant personal shareholders, are strongly committed to creating value for all Hudson shareholders.

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Hudson Underperformance vs. Peer Group

Hudson compares very poorly to its peers over a ten-year period, not including reinvested dividends (which if included would show an even less favorable comparison for the Company):



Growth of $100	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Present
Russell 2000	$ 100	$ 117	$ 121	$ 141	$ 138	$ 90	$ 112	$ 141	$ 133	$ 153	$ 209	$ 201
S&P 500	$ 100	$ 109	$ 112	$ 128	$ 132	$ 81	$ 100	$ 113	$ 113	$ 128	$ 166	$ 168
Peer Group	$ 100	$ 111	$ 131	$ 184	$ 127	$ 88	$ 139	$ 189	$ 120	$ 135	$ 177	$ 175
Hudson Global	$ 100	$ 122	$ 146	$ 141	$ 71	$ 28	$ 40	$ 49	$ 40	$ 38	$ 34	$ 30
Price as of:	12/31/2003	12/31/2004	12/30/2005	12/29/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/30/2011	12/31/2012	12/31/2013	4/28/2014

Source: Bloomberg; Russell 2000, S&P 500, Peer Group are not adjusted for total returns; Hudson 2013 Proxy peers used.

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10 Years of Deep Underperformance

- We believe Hudson's most closely comparable public company competitors are Kelly Services and Korn/Ferry International.

- Hudson's stock price has consistently and significantly lagged far behind Hudson's closest peers and the relevant stock indices.

	1-Year	3-Year	10-Year
Kelly Services Inc (KELYA)	26.3%	11.0%	-30.6%
Korn/Ferry International (KFY)	77.0%	38.9%	85.3%
Peer Average	51.7%	24.9%	27.3%
Russell 2000	21.0%	35.2%	120.4%
Hudson Global, Inc (HSON)	13.6%	-42.0%	-76.9%

Source: Bloomberg, performance as of 4/28/2014

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10 Years of Deep Underperformance

Since 2003, Hudson Global's share price has declined by more than 70% while the Russell 2000 and S&P 500 Total Return Indices have returned approximately 130% and 110%, respectively.

Hudson 10+ Year Share Price Performance



Source: Google Finance

Our nominees have significant turnaround experience and track records of delivering impressive results to prove it – we believe they can be instrumental in improving performance at Hudson Global.

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History of Poor Performance: Acute Operational Issues

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Historically Poor Profitability

- Over the last 10 years Hudson has lost nearly half of its revenue base. While competitors have been able to recover to their 2008 revenue levels, Hudson remains 39% below its 2008 revenue levels.

- Additionally, during the past 10 years Hudson has lost a cumulative $460.4 million in Earnings Before Tax (EBT) for a margin of -4.2% - and has lost money nearly every year. Meanwhile, competitors have posted positive cumulative margins for the past 3- and 5- years.

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2003-2013	2009-2013	2011-2013
HSON:														
Sales	$ 1,085	$ 1,256	$ 1,365	$ 1,158	$ 1,173	$ 1,079	$ 691	$ 795	$ 934	$ 778	$ 660	$10,973.6	$ 3,857.1	$ 2,371.4
EBT	$ (317)	$ (25)	$ 1	$ (4)	$ 21	$ (66)	$ (49)	$ (3)	$ 16	$ (7)	$ (27)	$ (460.4)	$ (69.0)	$ (17.4)
% Margin	-29.2%	-2.0%	0.04%	-0.4%	1.8%	-6.2%	-7.0%	-0.4%	1.7%	-0.9%	-4.0%	-4.2%	-1.8%	-0.7%
KELYA:														
Sales						5,517.3	4,314.8	4,950.3	5,551.0	5,450.5	5,413.1		$25,679.7	$16,414.6
EBT						(73.7)	(148.3)	32.7	57.6	68.8	48.8		$ 59.6	$ 175.2
% Margin						-1.3%	-3.4%	0.7%	1.0%	1.3%	0.9%		0.2%	1.1%
KFY:														
Sales						835.6	676.1	599.6	776.3	826.8	849.7		$ 3,728.5	$ 2,452.8
EBT						102.3	(9.7)	4.8	91.6	82.7	49.9		$ 219.3	$ 224.2
% Margin						12.2%	-1.4%	0.8%	11.8%	10.0%	5.9%		5.9%	9.1%
Peer Average						5.5%	-2.4%	0.7%	6.4%	5.6%	3.4%		3.1%	5.1%

Source: Bloomberg

We have little confidence that Hudson's incumbent Board members, who have presided over mounting and seemingly never ending losses, can lead Hudson Global through a successful turnaround.

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Acute Operational Issues: Eroding Client Base

- Hudson has seen a precipitous decline in its client base over the past 5 years.

- Customer accounts have declined <u>by almost 50%</u> since 2009.



The current Board and management team have failed to address client base losses.

Source: HSON financial statements.

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Revenue and EBT Performance is Concerning

Client base erosion has led to steadily deteriorating revenues. Revenue has declined precipitously since Hudson's spin-off in 2003 by nearly 40%. Hudson has sustained revenue losses of almost 30% since 2011 when the new CEO was appointed to turnaround the business.



Source: HSON financial statements.

Revenue and EBT Performance is Concerning

Hudson has sustained cumulative losses of $460 million in EBT since 2003.



Source: HSON financial statements.

Acute Operational Issues: Declining Revenue

Revenue has fallen from $1.2 billion in 2004 to $660 million in 2013 – a 45% decline. All Hudson divisions have seen severe erosions in revenue. We are particularly concerned about Hudson's revenue decline in 2013, a year in which Hudson's peers grew revenues.



Source: HSON financial statements.

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Acute Operational Issues: No Profits

Hudson has shown few years of operating profit in its 11 years as a public entity. All Hudson divisions remain generally unprofitable, especially if corporate overhead is included.



Source: HSON financial statements.

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Poor Performance = Poor Shareholder Return

We believe Hudson's unprofitable operations and absence of strategic business focus have significantly impaired shareholder value. We believe that absent an operational turnaround and significant improvement of Hudson's corporate governance and compensation structure, Hudson will continue to lag behind its peers.

		Market Cap	Enterprise Value	FY 2014 E EBITDA	FY 2015 E EBITDA	EV/FY 2014E EBITDA	EV/FY 2014E EBITDA
KELYA	Kelly Services Inc (KELYA)	$ 778	$ 681	$ 78	$ 131	8.7x	5.2x
KFY	Korn/Ferry International (KFY)	$ 1,410	$ 1,033	$ 128	$ 155	8.1x	6.7x
	Average	$ 1,094	$ 857	$ 103	$ 143	8.4x	5.9x
HSON	**Hudson Global (HSON)**	$ 117	$ 84	$ (2)	$ (0)	-50.9x	N/M

Source: Bloomberg as of: 4/28/2014

Our nominees have significant financial and capital allocation expertise and are well positioned to help unlock shareholder value.

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This Board Has Overseen Poor Performance

- Five current directors have served on the Board for more than 8 years and have overseen Hudson's poor stock price and operational performance. Since Hudson's spin-off in 2003 there has been almost no new additions to the Board despite Hudson's dismal results.

- **Jennifer Laing and Robert Dubner are among the longest tenured Board members during this period of underperformance, with 10 and 8 years of service, respectively.**

Director	Time on Board	Title
Jennifer Laing	10	Director
John Haley	10	Lead Independent Director
David Offensend	10	Director
Robert Dubner	8	Director
Richard Stolz	8	Director
Manuel Marquez	3	Chairman, CEO

Source: HSON financial statements and proxy filings.



Source: Bloomberg.

Our nominees would bring the fresh perspective, sense of urgency and shareholder representation that Hudson's Board desperately needs.

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Real Change is Needed _NOW_

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Value Accretion through Accountability and Change

- **1. Board CHANGE is Needed NOW**
  - Under the stewardship of the incumbent Board, Hudson has consistently failed to generate shareholder value since its spin-off in 2003.
  - The Board is stale and underperforming.
  - The Board has no meaningful investment at risk, thus we believe the incumbents directors' interests are not properly aligned with shareholders. Current non-executive Board members own collectively a mere 1.16% of the outstanding shares despite their long tenures. Current directors have cumulatively purchased only 112,500 shares (or 0.35% of shares outstanding) over their entire Board terms.
  - In contrast, Lone Star Value beneficially owns approximately 7.4% of the outstanding shares and HSON is the largest position in our fund.

- **2. Overhaul Executive Compensation**
  - CEO compensation is excessive and poorly structured.
  - CEO's compensation scheme is guaranteed, includes no performance targets and fails to create the appropriate incentives or correlation to performance and shareholder value.
  - **As Chair of the Compensation Committee, Jennifer Laing should be held accountable for these poor compensation practices.**

- **3. Enhance Corporate Governance**
  - Hudson's incumbent Board has adopted numerous shareholder-unfriendly provisions such as maintaining a classified board structure for many years, prohibiting shareholders from calling special meetings or acting by written consent, requiring a supermajority shareholder vote for certain amendments of the organizational documents and implementing a shareholder rights plan.
  - Incumbent Board also has poor corporate governance practices, including failing to implement an effective minimal share ownership policy for directors and combining the Chairman and CEO roles.
  - **We believe the proposed delayed declassification lacks the appropriate sense of urgency and was only proposed as a reaction to Lone Star Value's involvement.**

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Incumbents Have Not Created Value in 10 Years

The incumbents have overseen negative shareholder returns over the past 10 years and have shown no sense of urgency in their continual restructuring efforts. We believe this poor track record is in part due to the incumbents' lack of commitment to shareholder value as a result of their minimal investment in the Company, including little enthusiasm in acquiring the Company's stock in the open market.

Robert Dubner
- During his tenure on the Board of over **8 years,** Hudson's stock price has **declined by over 80%.**
- Mr. Dubner's tenure on the Board has seen cumulative pre-tax losses of **over $115 million**.
- As of 4/21/2014, he was the owner of only 104,403 shares (0.32% outstanding) of HSON stock – *including 51,403 shares that vest only upon ceasing to serve on Hudson's Board.*

Jennifer Laing
- During her greater than **10 years** of service on the Board, Hudson's stock price has **declined by over 65%.**
- Ms. Laing's tenure on the Board has seen Hudson cumulative pretax losses **of over $180 million.**
- As of 4/21/2014, she was the owner of only 73,525 shares (0.22% outstanding) of HSON stock – *including 56,403 shares that vest only upon ceasing to serve on Hudson's Board.*

Our nominees have a significant investment in Hudson and are truly committed to enhance shareholder value for the benefit of all Hudson shareholders.

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Executive Pay is Poorly Structured

- ➢ **CEO compensation is excessive**
- ➢ **CEO compensation is guaranteed**
- ➢ **CEO compensation contains NO performance targets**
- ➢ **CEO compensation does not create incentives to generate shareholder value**
- ➢ **CEO compensation does not penalize for underperformance**

- Despite a target adjusted EBITDA of $35 million in 2012 and achievement of only $7.3 million, Hudson's CEO, Manuel Marquez, was *still* awarded a guaranteed payout equal to 90% of his base salary – the same amount he would have been entitled to *had Hudson hit the Board's target*.

- Mr. Marquez is guaranteed a salary increases of 4%/annum between 2013-2015 along with guaranteed retention bonuses in 2013 and 2014.

- Meanwhile, over the three-year tenure of the "new" CEO appointed in 2011, Hudson Global has seen its revenue fall by almost 30%. Over the same period, operating losses totaled $16 million with EPS losses of $0.80 and Hudson's client base has fallen by half.

Devising compensation arrangements with senior executives that create the proper incentives, accountability checks and alignment of interests is one of the key duties of any Board of Directors. We believe the Board and its Compensation Committee, chaired by Ms. Laing, have failed to protect the best interests of shareholders in this respect.

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Poor Corporate Governance

- **Classified Board:** The incumbent Board's structure has been classified during Hudson's entire history as a public company. The Board has had ample opportunity to declassify yet has chosen not to do so. The Board is only now, we believe in reaction to our contest, proposing to commence a declassification process in 2015 to continue over the next three years. In our view, the Board should be declassified <u>immediately</u>.

- **Excessive Board Compensation:** We believe Hudson's Board has been overcompensated given its performance. If elected, Messrs. Eberwein and Coleman will propose that Hudson's directors receive <u>**NO**</u> compensation until the Company is returned to profitability.

- **Shareholders are not allowed to call special meetings.**

- **Shareholders are not allowed to take action by written consent.**

- **Shareholders need a prohibitively high supermajority (70%) vote to amend certain provisions in the Company's organizational documents.**

- **Poison Pill:** The Company maintains a shareholder rights plan, or poison pill, which caps shareholders' ownership at15% and which, in our view, has the effect of deterring shareholder engagement and entrenching the Board.

- **CEO/Chairman roles combined:** Such dual Chairman and CEO role impedes the Board's ability to provide effective oversight of management and hold the senior executive team accountable for its performance.

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The Continual Turnaround that Never Turns

- The Board approved reorganization plans in 2006, 2008, 2009 and 2012 to try to improve the Company's performance.

  - Since 2010, Hudson has spent <u>$55.9 million</u> on reorganization plans.

  - Despite these costly efforts, Hudson has seen no improvement in its operating or financial results.

- Reorganization charges appear to be used as a way to offset continuous operating losses with constantly recurring one-time reorganization expenses.

  - <u>No</u> turnaround plan has been revealed; <u>no</u> profitability targets have ever been disclosed and <u>no</u> timetable for achieving targets has been set.

  - Meanwhile, Hudson's CEO has been insulated from the Company's poor performance results by a guaranteed compensation scheme.

Financial results have continued to decline since 2011 despite the appointment of a new CEO expressly charged with executing a turnaround.

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Lone Star Value Sought a Mutually Agreeable Resolution with Hudson Global

- Lone Star Value has made every effort in an attempt to reach a mutually agreeable resolution with Hudson Global in the best interests of all shareholders.

- During our discussions with Board Chairman Marquez and Lead Independent Director Offensend it became clear that Hudson Global's current Board and management are not interested in inviting meaningful shareholder representation on the Board.

- A verbal agreement on Board recomposition reached by Mr. Eberwein and Hudson's Lead Independent Director, Mr. Offensend, was <u>rejected</u> by the incumbent Board.

- We are seeking the election of two highly-qualified director candidates who offer fresh perspective for Hudson Global and have proven track records with Crossroads, Digirad and NTS.

- Our director nominees, if elected, will seek to work constructively with the rest of the Board and management to orchestrate a successful turnaround of Hudson, devise a comprehensive value creation plan and implement positive corporate governance changes.

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MANAGEMENT

Change on the Board is Long Overdue

In our view, an improved Board should:

- Include direct shareholder representatives to ensure renewed commitment to shareholder value.

- Add fresh perspective to reinvigorate the process of designing a better and strategically coherent plan forward and instill a sense of urgency in its implementation.

- Add directors with significant turnaround experience and financial expertise and a proven track record of using these skills to orchestrate successful turnarounds of other public companies.

- Include members with a proven commitment to good corporate governance and significant prior public board experience.

- Be composed of directors with complimentary skill sets and a record of working effectively and successfully together.

Our nominees, Jeff Eberwein and Rick Coleman, meet all of the above.

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MANAGEMENT

Lone Star Value's Nominees Are Highly Qualified, Have Relevant Experience And Proven Track Records

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MANAGEMENT

Our Board Nominees: Highly Qualified and Independent

- **Richard K. Coleman, Jr**

  <u>President and Chief Executive Officer of Crossroads Systems, Inc.</u>

  - In addition to being CEO, Mr. Coleman also serves as a director of Crossroads - a global provider of data archive solutions. He is also the founder and President of Rocky Mountain Venture Services, a firm that assists technology companies plan and launch new business ventures and restructuring initiatives.

  - Prior to his role at Crossroads, Mr. Coleman served in a variety of senior operational roles including CEO of Vroom Technologies Inc., Chief Operating Officer of MetroNet Communications, and President of US West Long Distance. He also previously held significant officer level positions with Frontier Communications, Centex Telemanagement and Sprint Communications.

  - Mr. Coleman will also continue to serve as a director of NTS, a broadband services and telecommunications company until the completion of its pending merger with T3 North Intermediate Holdings, LLC, which is anticipated to close by May 19, 2014, and is a director of Ciber, Inc., a leading global information technology company. Mr. Coleman previously served as a director of Aetrium Incorporated , a recognized leader in the global semiconductor industry, and On Track Innovations Ltd., one of the pioneers of cashless payment technology. Mr. Coleman's depth of experience serving in senior executive positions and on various public company boards coupled with his extensive expertise in business development and operations well qualifies him for service as a director of the Company.

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Our Board Nominees: Highly Qualified and Independent

- **Jeff Eberwein**

  Founder, CEO – Lone Star Value

  - Experienced value investment manager.

  - 20+ years of investment banking/investment management experience.

  - Lone Star Value owns 1,850,000 shares of HSON.

  - Prior to Lone Star Value, Mr. Eberwein was a private investor and served as a portfolio manager at Soros Fund Management and Viking Global Investors. Mr. Eberwein is currently Chairman of the boards of Aetrium, Digirad and Crossroads. He also will continue to serve as a director of NTS until the completion of its pending merger with T3 North Intermediate Holdings, LLC, which is anticipated to close by May 19, 2014. Mr. Eberwein previously served as a director of Goldfield Corporation and On Track Innovations. Mr. Eberwein's over twenty years of Wall Street experience and valuable public company and financial expertise, gained from both his employment history and directorships, will make him a valuable addition to the Board.

  - Mr. Eberwein's Board service at Digirad, Crossroads and NTS make him uniquely qualified to assist in improving Hudson's results and returns.

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EBERWEIN + COLEMAN = SUCCESS

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Board Experience Case Study: Digirad Corp (DRAD)

- Jeff Eberwein joined the Board of Digirad in April 2012 and was named Chairman of the Strategic Advisory Committee – he immediately commenced a strategic review of all of Digirad's operations and strategic alternatives.

- After only 10 months on the Digirad Board, Mr. Eberwein was elected as Chairman of the Board in February 2013. The strategic review initiated by Mr. Eberwein was concluded and led to a successful cost reduction program in which revenues were not impacted.

- Under Mr. Eberwein's direction, Digirad then took excess cash flows from higher profits as a result of its cost cutting program to initiate a share repurchase program and a regular dividend.

- Digirad stock has risen 80% during Mr. Eberwein's tenure as Chairman.

Digirad Corporation (NASDAQ: DRAD) Performance



Expenses
Revenues
Revenues / Expenses ($ 'MM)
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$ -
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013

Source: Digirad public filings, Bloomberg; Expenses defined as Revenues minus Earnings Before Tax

LONE STAR VALUE MANAGEMENT

Board Experience Case Study: Crossroads Systems (CRDS)

- Following the election of Mr. Eberwein as Chairman of the Board of Crossroads and Mr. Coleman as a director and CEO in June 2013, Crossroads promptly underwent a successful cost reduction program.
- Revenues were not affected by this cost-cutting program.
- Crossroads stock price is up by more than 75% since this restructuring program was announced on October 24, 2013.



Source: Crossroads public filings,
*Expenses defined as R&D + G&A + Sales/Marketing/Advertising Expenses

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MANAGEMENT

Board Experience Case Study: NTS, Inc. (NTS)

- Mr. Eberwein, and the other members of a shareholder group called "Concerned NTS Shareholders" sought board representation as well as certain corporate governance and management practices improvements at NTS. A settlement was reached on November 6, 2012 which expanded the NTS board to include Mr. Eberwein and Mr. Coleman.

- Only 8 months after Messrs. Eberwein and Coleman joined the Board, NTS formed a Special Committee chaired by Mr. Eberwein and of which Mr. Coleman was also a member. The Special Committee negotiated NTS' sale to T3 North Intermediate Holdings, LLC at a high premium.

- <u>**NTS shares have appreciated by almost 120% during the tenures of Messrs. Eberwein and Coleman.**</u>

- Messrs. Eberwein and Coleman will cease to be directors of NTS after the completion of its merger with T3 North Intermediate Holdings, LLC expected to close around May 19, 2014.



Source: Bloomberg

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Appendix

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Hudson Global, Inc. Profile

- Headquartered in New York, NY, Hudson Global has 1,700 employees in 20 countries with three reporting business segments: Americas, Asia Pacific and Europe with a client base of 3,200 companies.

- Spun-off from TMP Worldwide on March 31, 2003 as Hudson Highland Group – Hudson is a collection of 70 acquisitions since inception.

- Hudson Global offers Permanent Recruitment, Temporary Contracting, Legal eDiscovery, RPO and Talent Management Solutions.



Source: HSON 4Q'13 quarterly earnings presentation.

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GAAP Financials

$US in Millions

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Revenue	$ 824.4	$ 977.8	$ 1,114.4	$ 1,146.8	$ 1,170.1	$ 1,079.1	$ 691.1	$ 794.5	$ 933.7	$ 777.6
Gross margin	$ 309.8	$ 367.9	$ 419.7	$ 444.2	$ 496.4	$ 455.0	$ 260.5	$ 298.6	$ 354.3	$ 284.9
Adjusted EBITDA (loss)	$ (57.5)	$ (13.8)	$ 6.5	$ 21.6	$ 42.3	$ 22.3	$ (17.2)	$ 4.3	$ 24.4	$ 7.5
Acquisition related expenses	$ -	$ -	$ -	$ 1.7	$ 5.3	$ -	$ -	$ -	$ -	$ -
Business reorg and other expenses	18.7	1.2	0.5	6.0	3.6	11.2	18.2	1.7	0.7	7.7
Goodwill and other impairment charges	195.4	-	-	-	-	67.2	1.5	-	-	-
Non-operating expenses (income)	-	1.8	0.4	(1.4)	(3.4)	(3.3)	(1.4)	(3.9)	0.0	(0.3)
EBITDA (loss)	$ (271.6)	$ (16.8)	$ 5.6	$ 15.3	$ 36.8	$ (52.8)	$ (35.5)	$ 6.5	$ 23.6	$ 0.1
Depreciation and amortization	16.2	17.5	16.3	19.5	14.4	14.7	12.5	8.2	6.3	6.4
Interest expense (income)	0.3	0.1	1.8	1.7	(0.6)	(1.1)	0.7	1.3	1.1	0.6
Provision for (benefit from) income taxes	12.0	0.5	4.0	3.0	17.5	6.7	(5.8)	1.5	5.3	(1.7)
Loss (income) from disc ops, net of taxes	32.4	(4.7)	(16.7)	(29.3)	(9.5)	1.2	(2.3)	0.2	-	-
Net income (loss)	$ (332.5)	$ (30.3)	$ 0.2	$ 20.4	$ 15.0	$ (74.3)	$ (40.6)	$ (4.7)	$ 10.9	$ (5.3)

EBITDA is a non-GAAP measure defined as earnings before interest, income taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure defined as earnings before interest, income taxes, depreciation and amortization, non-operating income, goodwill and other impairment charges, business reorganization expenses and acquisition-related expenses.

Source: HSON financial statements.

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Consistent Underperformance in Europe

- **Despite management comments on European weakness, Hudson has *still* underperformed peers on revenue growth and EBITDA margins.**





Source: Hays PLC, Hudson Global, Michael Page public filings

*Hudson Europe EBITDA does not include corporate elimination allocation (EBITDA results would be worse if included)

Source: HSON financial statements.

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MANAGEMENT